Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-216838

October 7, 2019

PRICING TERM SHEET

Dated October 7, 2019

$500,000,000 3.000% NOTES DUE 2029

This pricing term sheet (the “Pricing Term Sheet”) relates only to the securities described below and should be read together with Keysight Technologies, Inc.’s preliminary prospectus supplement dated October 7, 2019 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated March 20, 2017 and the documents incorporated and deemed to be incorporated by reference therein. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information contained in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Keysight Technologies, Inc.

Title of Securities:	3.000% Notes due 2029 (the “Notes”)

Principal Amount:	$500,000,000

Maturity Date:	October 30, 2029

Coupon:	3.000%

Interest Payment Dates:	April 30 and October 30, commencing on April 30, 2020

Price to Public:	99.914%

Gross Proceeds to Keysight:	$499,570,000

Yield to Maturity:	3.010%

Spread to Benchmark Treasury:	+145 basis points

Benchmark Treasury:	1.625% UST due August 15, 2029

Benchmark Treasury Price and Yield:	100-19; 1.560%

Optional Redemption:	Make-whole at T+25 basis points. On or after July 30, 2029 (the date that is three months prior to maturity), the Notes may be redeemed at 100% of the principal amount being redeemed, plus accrued and unpaid interest to but not including the redemption date.

Change of Control Repurchase Event:	Putable at 101% of principal plus accrued and unpaid interest, if any, to but not including the date of repurchase.

Trade Date:	October 7, 2019

Settlement Date:	October 22, 2019

CUSIP/ISIN Numbers:	49338L AF0 / US49338LAF04

Denominations:	$2,000 x $1,000

Ratings (Moody’s/S&P/Fitch):*	Baa2 / BBB / BBB

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Wells Fargo Securities, LLC Barclays Capital Inc. BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc.

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. Each of the expected security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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